UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NERDY INC.

(Name of Subject Company and Filing Person (Issuer))

Public Warrants to Acquire Shares of Class A Common Stock

(Title of Class of Securities)

64081V117 and 64081V109

(CUSIP Number of Class of Securities)

Jason Pello

Chief Financial Officer

Nerdy Inc.

101 S. Hanley Rd., Suite 300

St. Louis, Missouri 63105

(314) 412-1227

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Christopher C. Swenson Chief Legal Officer Nerdy Inc. 101 S. Hanley Rd., Suite 300 St. Louis, MO 63105 (314) 412-1227	John M. Mutkoski Jeffrey A. Letalien Justin S. Anslow Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 Tel: (617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Nerdy Inc., a Delaware corporation (the “Company,” “us” or “we”). This Schedule TO relates to an offer by the Company to each holder of the Public Warrants (as defined below) to receive 0.250 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of the Company in exchange for every outstanding Public Warrant of the Company tendered by the Public Warrant Holders (as defined in the Prospectus/Offer to Exchange) and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated August 21, 2023 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent (as it may be amended and supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from the Public Warrant Holders, to amend the warrant agreement, dated as of October 9, 2020 (the “Warrant Agreement”), by and between the Company (f/k/a TPG Pace Tech Opportunities Corp., a Cayman Islands exempted company (“TPG”) before our business combination (the “Business Combination”)) and Continental Stock Transfer & Trust Company, as warrant agent, with respect to certain terms of the Public Warrants (the “Public Warrant Amendment”). In addition, parties representing approximately 95% of the Private Placement Warrants (as defined in the Prospectus/Offer to Exchange) and Private Placement Class B Warrants (as defined in the Prospectus/Offer to Exchange) have agreed to consent to amend the Warrant Agreement with respect to certain terms of the Private Placement Warrants and Private Placement Class B Warrants (the “Private Placement Warrant Amendment”, together with the Public Warrant Amendment, the “Warrant Amendment”).

The Warrant Amendment will require that each Public Warrant that is outstanding upon the closing of the Offer be mandatorily exchanged for 0.2250 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer and that each Private Placement Warrant and Private Placement Class B Warrant that is outstanding upon the closing of the Offer be automatically exercised into shares of our (i) Class A Common Stock or (ii) OpCo Units (as defined in the Prospectus/Offer to Exchange) and shares of Class B Common Stock (as defined in the Prospectus/Offer to Exchange), respectively, on a cashless basis at the same exchange ratio as the Public Warrants in the Offer. Pursuant to the Warrant Agreement, which governs all of the Warrants, amendments made to the terms of the Public Warrants, including the proposed Public Warrant Amendment, require the vote or written consent of holders of at least 50% of the number of the then outstanding Public Warrants, and solely with respect to any amendment to the terms of the Private Placement Warrants, including the proposed Private Placement Warrant Amendment, the vote or written consent of at least 50% of the number of the then outstanding Private Placement Warrants and Private Placement Class B Warrants, collectively.

Parties representing approximately 58% of the Public Warrants have agreed to tender their Warrants in the Offer and to consent to the Warrant Amendment in the Consent Solicitation pursuant to certain tender and support agreements with us. Accordingly, if the other conditions described herein are satisfied or waived, the Warrant Amendment will be adopted.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary of This Prospectus/Offer to Exchange” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)

Name and Address. The name of the issuer is Nerdy Inc. The Company’s principal executive offices are located at 101 S. Hanley Rd., Suite 300, Saint Louis, Missouri 63105, and its telephone number at such offices is (314) 412-1227.

(b)	Securities. The subject securities include:

(i)	the warrants sold in connection with the initial public offering (the “IPO”) of the Company’s predecessor, TPG (the “IPO Public Warrants”);

(ii)

the warrants sold pursuant to certain forward purchase agreements (the “Forward Purchase Agreements) in connection with the IPO (the “Forward Purchase Warrants”) to (a) certain third parties and (b) certain employees, affiliates, and “friends of the firm” of TPG Global, LLC, which is an affiliate of TPG Pace Tech Opportunities Sponsor, Series LLC, the Company’s sponsor in the IPO (the “Sponsor”) (such employees, affiliates, and friends of the firm, the “TPG Global Purchasers” together with the third party forward purchasers, the “forward purchasers”).

The IPO Public Warrants and the Forward Purchase Warrants are collectively referred to as the Public Warrants. As of August 14, 2023, there were an aggregate of 12,000,000 Public Warrants outstanding, consisting of 9,000,000 IPO Public Warrants and 3,000,000 Forward Purchase Warrants.

(c)

Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary of This Prospectus/Offer to Exchange—Summary of the Offer and Consent Solicitation —Market Price of Our Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)

Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s Directors and Executive Officers as of August 14, 2023 are listed in the table below.

Name	Position
Charles Cohn	Chief Executive Officer and Director
Jason Pello	Chief Financial Officer
Christopher C. Swenson	Chief Legal Officer and Corporate Secretary
Catherine Beaudoin	Director
Rob Hutter	Director
Christopher (Woody) Marshall	Director
Greg Mrva	Director
Kathleen Philips	Director
Stuart Udell	Director

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)

Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary of the Offer and Consent Solicitation” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b)

Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations, and Agreements.

(a)

Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters —Transactions and Agreements Concerning Our Securities,” “Description of Securities” and “Certain Relationships and Related Party Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)

Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b)

Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c)

Plans. Except as described in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors,” “The Offer and Consent Solicitation” and “Description of Securities,” which are incorporated by reference herein, and any sales or acquisitions scheduled under previously executed 10b5-1 plans, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of its controlling persons, has any plans, proposals, or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale, or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) other than with respect to the Warrants, any class of equity securities of the Company to be delisted from the New York Stock Exchange; (7) other than with respect to the Warrants, any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s Certificate of Incorporation and Bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a)

Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(d)	Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)

Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.

(b)

Securities Transactions. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters —Transactions and Agreements Concerning Our Securities” and “Certain Relationships and Related Person Transactions” is incorporated by reference herein.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)

Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—No Recommendation; Public Warrant Holder’s Own Decision” is incorporated herein by reference. None of the Company, its management, its board of directors, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of Public Warrants should tender Public Warrants for exchange in the Offer.

Item 10. Financial Statements.

(a)

Financial Information. The financial information of the Company included in the Prospectus/Offer to Exchange is incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b)	Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements, and Legal Proceedings.

(1)

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference.

(2)

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c)	Other Material Information. Not applicable.

Item 12. Exhibits.

(a)	Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 filed by the Company with the SEC on August 21, 2023).

(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 21, 2023).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 21, 2023).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 21, 2023).

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 21, 2023).

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A)).

(b)	Not applicable

(d)(i)	Business Combination Agreement, dated as of January 28, 2021, by and among TPG Pace Tech Opportunities Corp., TPG Pace Tech Merger Sub LLC, TCV VIII (A) VT, Inc., LCSOF XI VT, Inc., TPG Pace Blocker Merger Sub I Inc., TPG Pace Blocker Merger Sub II Inc., Live Learning Technologies LLC, and, solely for the purposes of specified therein, each of Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P., Learn Capital Special Opportunities Fund XVI, L.P., and TCV VIII (A), L.P. (incorporated by reference to Exhibit 2.1 filed with TPG Pace’s Form 8-K filed by TPG Pace on January 29, 2021).

(d)(ii)	First Amendment to Business Combination Agreement, dated as of March 19, 2021, by and among TPG Pace Tech Opportunities Corp., TPG Pace Tech Merger Sub LLC, TCV VIII (A) VT, Inc., LCSOF XI VT, Inc., TPG Pace Blocker Merger Sub I Inc., TPG Pace Blocker Merger Sub II Inc., Live Learning Technologies LLC, and, solely for the purposes of specified therein, each of Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P., Learn Capital Special Opportunities Fund XVI, L.P., and TCV VIII (A), L.P. (incorporated by reference to Exhibit 2.2 filed with TPG Pace’s Form S-4 filed by TPG Pace on March 19, 2021).

(d)(iii)	Second Amendment to Business Combination Agreement, dated as of July 14, 2021, by and among TPG Pace Tech Opportunities Corp., TPG Pace Tech Merger Sub LLC, TCV VIII (A) VT, Inc., LCSOF XI VT, Inc., TPG Pace Blocker Merger Sub I Inc., TPG Pace Blocker Merger Sub II Inc., Live Learning Technologies LLC, and, solely for the purposes of specified therein, each of Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P., Learn Capital Special Opportunities Fund XVI, L.P., and TCV VIII (A), L.P. (incorporated by reference to Exhibit 2.3 filed with TPG Pace’s Form S-4/A filed by TPG Pace on July 15, 2021 (File No. 333-254485).

(d)(iv)	Third Amendment to Business Combination Agreement, dated as of August 11, 2021, by and among TPG Pace Tech Opportunities Corp., TPG Pace Tech Merger Sub LLC, TCV VIII (A) VT, Inc., LCSOF XI VT, Inc., TPG Pace Blocker Merger Sub I Inc., TPG Pace Blocker Merger Sub II Inc., Live Learning Technologies LLC, and, solely for the purposes of specified therein, each of Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P., Learn Capital Special Opportunities Fund XVI, L.P., and TCV VIII (A), L.P. (incorporated by reference to Exhibit 2.4 filed with TPG Pace’s Form S-4/A filed by TPG Pace on August 11, 2021).

(d)(v)	Fourth Amendment to Business Combination Agreement, dated as of August 18, 2021, by and among TPG Pace Tech Opportunities Corp., TPG Pace Tech Merger Sub LLC, TCV VIII (A) VT, Inc., LCSOF XI VT, Inc., TPG Pace Blocker Merger Sub I Inc., TPG Pace Blocker Merger Sub II Inc., Live Learning Technologies LLC, and, solely for the purposes of specified therein, each of Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P., Learn Capital Special Opportunities Fund XVI, L.P., and TCV VIII (A), L.P. (incorporated by reference to Exhibit 2.5 filed with TPG Pace’s Form S-4/A filed by TPG Pace on August 19, 2021).

(d)(vi)	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed by the Company on September 24, 2021).

(d)(vii)	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Form 8-K filed by the Company September 24, 2021).

(d)(viii)	Warrant Agreement, dated as of October 9, 2020, between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated herein by reference to Exhibit 4.1 filed with TPG Pace’s Form 8-K filed by TPG Pace on October 13, 2020).

(d)(ix)	Stockholders Agreement, dated as of January 28, 2021, by and among TPG Pace Tech Opportunities Corp., each of (i) TPG Pace Tech Opportunities Sponsor, Series LLC, (ii) TCV VIII (A) VT, Inc. and TCV VIII (A), L.P., (iii) LCSOF XI VT, Inc, Learn Capital Special Opportunities Fund XIV, L.P., Learn Capital Special Opportunities Fund XV, L.P., Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P. and Learn Capital Special Opportunities Fund XVI, L.P. (A), L.P. and (iv) Cohn Investments, LLC, and Charles K. Cohn VT Trust U/A/D May 26, 2017 (incorporated by reference to Exhibit 10.2 filed with TPG Pace’s Form 8-K filed by TPG Pace on January 29, 2021).

(d)(x)	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 filed with the Company’s Form 8-K filed by the Company on September 24, 2021).

(d)(xi)	Second Amended and Restated Limited Liability Company Agreement of Nerdy LLC (incorporated by reference to Exhibit 10.2 filed with Nerdy’s Form 8-K filed by Nerdy Inc. on September 24, 2021 (File No. 001-39595).

(d)(xii)	First Amendment to the Second Amended and Restated Limited Liability Company Agreement of Nerdy LLC, dated March 14, 2022 (incorporated by reference to exhibit 10.2 filed with Nerdy’s Form 10-Q for the quarterly period ended March 31, 2022 filed by Nerdy Inc. on May 16, 2022).

(d)(xiii)	Nerdy Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 filed with Nerdy’s Form 8-K filed by Nerdy on September 24, 2021).

(d)(xiv)	First Amendment to the Nerdy Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 filed with Nerdy’s Form 8-K filed by Nerdy Inc. on May 5, 2022).

(d)(xv)	Forms of Award Agreements under the Nerdy Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Nerdy’s Form 8-K filed by Nerdy Inc. on September 24, 2021).

(d)(xvi)	Form of Tax Receivable Agreement dated as of September 20, 2021 between Nerdy Inc. and the holders party thereto (incorporated by reference to Exhibit 10.3 filed with Nerdy’s Form 8-K filed by Nerdy Inc. on September 24, 2021).

(d)(xvii)	First Amendment to the Tax Receivable Agreement, dated March 25, 2022 (incorporated by reference to exhibit 10.1 filed with Nerdy’s Form 10-Q for the quarterly period ended March 31, 2022 filed by Nerdy Inc. on May 16, 2022).

(d)(xviii)	Form of Indemnity Agreement for Directors (incorporated by reference to Exhibit 10.7 filed with Nerdy’s Form 8-K filed by Nerdy Inc. on September 24, 2021).

(d)(xix)	Forward Purchase Agreement, dated as of September 23, 2020, between TPG Pace and an affiliate of TPG Global, LLC (incorporated by reference to Exhibit 10.9 filed with TPG Pace’s Form S-1/A filed by TPG Pace on September 24, 2020).

(d)(xx)	Form of Forward Purchase Agreements, dated as of September 23, 2020, between TPG Pace and other third parties (incorporated by reference to Exhibit 10.10 filed with TPG Pace’s Form S-4 filed by TPG Pace on March 19, 2021).

(d)(xxi)	Form of Amendments No. 1 to the Forward Purchase Agreements, dated as of October 6, 2020, between TPG Pace and other third parties (incorporated by reference to Exhibit 10.11 filed with TPG Pace’s Form S-1/A filed by TPG Pace on October 1, 2020).

(d)(xxii)	Form of Amendments No. 2 to the Forward Purchase Agreements, dated as of January 29, 2021, between TPG Pace and other third parties (incorporated by reference to Exhibit 10.12 filed with TPG Pace’s Form S-4 filed by TPG Pace on March 19, 2021).

(d)(xxiii)	Private Placement Warrants Purchase Agreement, dated as of October 6, 2020, between TPG Pace and the Sponsor (incorporated by reference to Exhibit 10.3 filed with TPG Pace’s Form 8-K filed by TPG Pace on October 13, 2020).

(d)(xxiv)	Warrant Agreement, dated as of October 9, 2020, between TPG Pace and Continental Stock Transfer & Trust Company, as warrant agent (incorporated herein by reference to Exhibit 4.1 filed with TPG Pace’s Form 8-K filed by TPG Pace on October 13, 2020).

(d)(xxv)	Form K-1 Executive Services Agreement with Nerdy Inc. and Nerdy LLC (incorporated herein by reference to Exhibit 10.17 filed with Nerdy Inc.’s Form 10-Q for the quarterly period ended September 30, 2021 filed by Nerdy Inc. on November 15, 2021).

(d)(xxvi)	Form W-2 Executive Services Agreement with Nerdy Inc. and Nerdy LLC (incorporated herein by reference to Exhibit 10.18 filed with Nerdy Inc.’s Form 10-Q for the quarterly period ended September 30, 2021 filed by Nerdy Inc. on November 15, 2021).

(d)(xxvii)	Varsity Tutors LLC 2016 U.S. Unit Appreciation Rights Plan (incorporated herein by reference to Exhibit 99.2 filed with Nerdy Inc.’s Registration Statement S-8 filed by Nerdy Inc. on November 29, 2021).

(d)(xxviii)	Varsity Tutors LLC 2016 Canadian Unit Appreciation Rights Plan (incorporated herein by reference to Exhibit 99.3 filed with Nerdy Inc.’s Registration Statement S-8 filed by Nerdy Inc. on November 29, 2021).

(d)(xxix)	Consulting Agreement, Departure Agreement, and General Release, dated March 10, 2023, by and between Heidi Robinson and Nerdy Inc., Nerdy LLC, Varsity Tutors LLC, and Live Learning Technologies Shared Resources LLC (incorporated herein by reference to Exhibit 10.1 filed with Nerdy Inc.’s Form 10-Q for the quarterly period ended March 31, 2023 filed by Nerdy Inc. on May 9, 2023 (File No. 001-39595).

(d)(xxx)	Nerdy Inc. Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 filed with the Company’s Form 8-K filed on May 5, 2023 (File No. 001-39595).

(d)(xxxi)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 21, 2023).

(d)(xxxii)	Tender and Support Agreement, dated as of September 9, 2022, by and between the Company and Supporting Stockholders (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 21, 2023).

(g)	Not applicable

(h)	Tax Opinion of Goodwin Procter LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4, filed with the SEC on August 21, 2023).

(b)	Filing Fee Table.

Filing Fee Table.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nerdy Inc.

By:	/s/ Jason Pello
Jason Pello
Chief Financial Officer

Dated: August 21, 2023